SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                              Stake Technology Ltd.
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                                (Name of Issuer)

                         Common Stock, Without Par Value
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                         (Title of Class of Securities)

                                  85 25 59 103
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                      (CUSIP Number of Class of Securities)

                                  Guy P. Lander
                               Claridge Israel LLC
                       c/o Davies Ward Phillips & Vineberg
                         625 Madison Avenue, 12th Floor
                            New York, New York 10022
                                 (212) 588-5511
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                           Michael A. Schwartz., Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                December 4, 2002
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                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

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CUSIP No.      85 25 59 103                       Page 2 of 5 Pages
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----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Claridge Israel LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [x]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                             [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                9,611,600
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                0
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                9,611,600
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            9,611,600
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                         [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.61%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            OO
----------- --------------------------------------------------------------------

Introductory Note

     This Amendment No. 4 to Schedule 13D is being filed by Claridge Israel LLC (the "Reporting Person") with respect to the common stock, without par value (the "Common Stock"), of Stake Technology Ltd. (the "Issuer"). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the initial statement on Schedule 13D filed by the Reporting Person on September 27, 2001 (the "Initial Statement"), as amended by Amendment No. 1 thereto filed by the Reporting Person on October 2, 2001, Amendment No. 2 thereto filed by the Reporting Person on October 23, 2001, and Amendment No. 3 thereto filed by the Reporting Person on December 27, 2001.

Item 5. Interest in Securities of the Issuer.

     Item 5(a) is hereby amended and restated in its entirety as follows:

     (a) The Reporting Person may be deemed to beneficially own 9,611,600 shares of Common Stock, which represents 21.61% of the Common Stock of the Issuer, based on the 41,982,518 shares of Common Stock reported by the Issuer as outstanding as of December 4, 2002 and warrants to purchase 2,500,000 shares of Common Stock beneficially owned by the Reporting Person. Except as disclosed in this Item 5(a), as of the date hereof, neither the Reporting Person nor, to the best of its knowledge, any of the Schedule I Persons beneficially owns any shares of Common Stock.

     Item 5(c) is hereby amended by adding thereto the following:

     (c) On December 4, 2002, the Reporting Person acquired a warrant to purchase 250,000 shares of Common Stock at an exercise price of $3.25 per share (the "Warrant"). The Warrant is exercisable at the option of the Reporting Person at any time on or before November 30, 2004.

     On December 4, 2002, the Reporting Person acquired US$5,000,000 aggregate principal amount of 5.5% convertible debentures (the "Debenture"). The Debenture (including accrued interest thereon) is convertible, at the option of the Reporting Person, at any time from December 1, 2003 (or earlier under certain circumstances) to the date it is repaid in full, at a conversion price of US$3.00 per common share. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person will not have beneficial ownership of the shares that can be acquired upon conversion of the Debenture until October 2, 2003. The Debenture matures on November 30, 2004 or earlier under certain circumstances.

     On November 14, 2002, the Reporting Person purchased in a private transaction 100,000 shares of Common Stock from Christopher Anderson at a purchase price of US$2.80 per share.

         Except as reported in this Amendment No. 4, in the 60 days prior hereto there have been no transactions in the Common Stock effected by the Reporting Person, nor, to the best of its knowledge, any of the Schedule I Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended by adding thereto the following:

     On December 4, 2002, the registration rights agreement dated September 28, 2001 between the Issuer and the Reporting Person was amended to provide that the Reporting Person has the additional right under the agreement to have the common shares issuable upon the conversion of the Debenture and the exercise of the Warrant registered with the Securities and Exchange Commission.

Item 7. Material to be Filed as Exhibits.

     Item 7 is hereby amended by adding thereto the following:

     1. Terms and Conditions of Warrant to Purchase 250,000 shares of Common Stock.

     2. Terms and Conditions of 5.5% Convertible Debenture in the amount of $5,000,000.

     3. Amendment No. 2 to Registration Rights Agreement, dated September 28, 2001 and amended December 4, 2002, by and between the Reporting Person and the Issuer.

     4. Debenture Purchase Agreement, dated December 4, 2002, by and between the Reporting Person and the Issuer.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2002                     CLARIDGE ISRAEL LLC

                                            By:  /s/ Michel Boucher
                                                 -------------------
                                            Name:   Michel Boucher
                                            Title:  Vice President